SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

UPM-Kymmene Corporation Stock Exchange Release June 30, 2004 17:00

New Finnish tax laws reduce UPM’s deferred tax liabilities

The deferred tax liabilities of UPM will decrease approx. EUR 170 million net as a result of changes in the Finnish tax laws. UPM will book this amount in Q2 of 2004 as a credit of taxes in the Profit and Loss Account and correspondingly as a deduction of deferred tax liabilities in the Balance Sheet. The change in the deferred tax liabilities does not have any immediate cash flow effect.

The Finnish parliament accepted today new tax laws, which after becoming effective, include a reduction in corporate tax rate from 29% to 26% from the beginning of tax year 2005, and a change in the treatment of capital gains and losses. As a main rule, capital gains realized on the sale of shares that are part of the fixed assets of a corporation are no longer taxable income for the corporation. Respectively, capital losses realized on the sale of these shares are no longer deductible. These new provisions concern transfers which took place May 19, 2004 or thereafter.

For further information please contact:

Mr. Olavi Kauppila, Senior Vice President, Investor Relations, tel. +358 204 15 0658

UPM-Kymmene Corporation

Olavi Kauppila

Senior Vice President, Investor Relations

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations